October 23, 2024

Fui Chu Lo
Chief Financial Officer
iOThree Limited
140 Paya Lebar Road #07-02
AZ @ Paya Lebar
Singapore 409015

       Re: iOThree Limited
           Amendment No. 3 to Registration Statement on Form F-1
           Filed October 10, 2024
           File No. 333-276674
Dear Fui Chu Lo:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 8, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1
Prospectus Summary
Proven track record in the industry and extensive industry experience, page 2

1.     We note that you disclose the revenue for the year ended March 31, 2024.
Please
       revise to disclose such amount for the year ended March 31, 2023, as well as the net income and/or net loss for each period.

Capitalization, page 38

2. We note that the amount for Pro Forma Total equity does not appear to foot. Please revise accordingly.
 October 23, 2024
Page 2

Report of Independent Registered Public Accounting Firm, page F-2

3.     We note the dates on the report are October 10, 2024 and April 20, 2024 for the
       consolidated financial statements year ended March 31, 2023 except for statements of
       operations and comprehensive income, changes in stockholder   s equity,
Note 1 and 15
       as to which the date is October 10, 2024. Please tell us why multiple dates are used for this report. In this regard, the report date should be no earlier than the date on which the auditor has obtained sufficient appropriate evidence to support the audit opinion, which would appear to October 10, 2024. Please revise or advise. Refer to AS
       3110.01.
Exhibit 23.1, page II-3

4. It is unclear what date consent was given to the incorporation of the audit report in the
       Registration Statement on Form F-1 as multiple dates appear to be listed. Please revise.


       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Kevin Sun